Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

September 7, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone
Jan Woo
Lisa Etheredge
Robert Littlepage

Re:	ForgeRock, Inc.
Registration Statement on Form S-1
Filed August 23, 2021
File No. 333-259016

Ladies and Gentlemen:

On behalf of our client, ForgeRock, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 30, 2021, relating to the above referenced Registration Statement on Form S-1 filed with the Commission on August 23, 2021 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement filed on August 23, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on August 23, 2021) or as otherwise provided, all page references herein correspond to the page of Amendment No. 1.

AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO

SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

U.S. Securities and Exchange Commission

September 7, 2021

Registration Statement on Form S-1

Capitalization, page 74

1.	Please explain to us how you calculated total capitalization as of June 30, 2021.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has calculated the total capitalization as of June 30, 2021 by adding the following:

(i) long-term debt, net of current portion;

(ii) redeemable convertible preferred stock warrants liabilities;

(iii) redeemable convertible preferred stock; and

(iv) total stockholders’ equity (deficit).

The Company further advises the Staff that the total capitalization amount previously disclosed inadvertently excluded the amount associated with its redeemable convertible preferred stock warrants liabilities. The Company has revised its disclosure on page 76 of Amendment No. 1 to properly account for this amount.

Description of Capital Stock, page 172

2.

Please revise to provide a more detailed description of the material voting rights of the Class A common stockholders. For example, disclose under what circumstances Class A common stockholders are entitled to a separate class vote under Delaware law.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page 176 of Amendment No. 1 to address the Staff’s comment.

*****

U.S. Securities and Exchange Commission

September 7, 2021

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Fran Rosch, ForgeRock, Inc.
John Fernandez, ForgeRock, Inc.
Sam Fleischmann, ForgeRock, Inc.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP
Beth LeBow, Davis Polk & Wardwell LLP